Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

CSX Corporation

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended	For the Fiscal Years Ended
	June 27, 2014	Dec. 27, 2013	Dec. 28, 2012	Dec. 30, 2011	Dec. 31, 2010	Dec. 25, 2009
EARNINGS:
Earnings before Income Taxes	$1,456	$2,922	$2,971	$2,940	$2,527	$1,799
Interest Expense	275	562	566	552	557	558
Amortization of debt discount	(2)	(3)	(3)	(3)	(3)	(4)
Interest Portion of Fixed Rent	12	26	27	29	31	37
Undistributed Earnings of Unconsolidated Subsidiaries	(18)	(42)	(29)	(30)	(33)	(41)
Earnings, as Adjusted	$1,723	$3,465	$3,532	$3,488	$3,079	$2,349
FIXED CHARGES:
Interest Expense	$275	$562	$566	$552	$557	$558
Capitalized Interest	13	21	20	15	10	8
Amortization of debt discount	(2)	(3)	(3)	(3)	(3)	(4)
Interest Portion of Fixed Rent	12	26	27	29	31	37
Fixed Charges	$298	$606	$610	$593	$595	$599
Ratio of Earnings to Fixed Charges	5.8x	5.7x	5.8x	5.9x	5.2x	3.9x